SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                     Date of Report: December 18, 2001



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33


     Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             |X|    Form 20-F                      |_|    Form 40-F


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            |_|     Yes                            |X|    No


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Not applicable.


     This Form 6-K consists of a press release issued by Biora AB on December 18, 2001 regarding Biora receiving a research grant from the European Commission.




           Press release from Biora AB (publ), December 18 , 2001


No 16/01                                                FOR IMMEDIATE RELEASE

Biora has received a research grant by the European Commission

Biora, together with institutions from four universities, has received a grant for a total of 2.5 million Euro by the European Commission's fifth framework program. The research grant is for development of new matrix protein-based products for new growth and healing of hard tissues such as, for example, bone and dentin. The project extends over four years.

This grant enables Biora to develop new products based on Biora's technology platform, enamel matrix proteins, without major investment costs. The development work will be conducted in close collaboration with international research centers in Oslo, Leeds, Ulm and Jerusalem. Biora has the exclusive commercial rights to all products derived from this project.


----------------------------------------------------------
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-        Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32 13 59
-        Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-        http://www.biora.com

Biora develops manufactures and sells biology-based products for the treatment of dental diseases. The principal product, EmdogainGel, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             BIORA AB


Dated:  December 18, 2001                    By: /s/ Anders Agering
                                                 -----------------------------
                                                 Anders Agering
                                                 Chief Financial Officer